

September 25, 2013

Via E-mail
Mr. Patrick DeCourcy
Interim Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re:** **Allegheny Technologies Incorporated**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 1-12001**

Dear Mr. DeCourcy:

We have read your response dated September 6, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1. We have read your response to comment 1 in our letter dated August 22, 2013. You have indicated that all lending and repayment activities to and from the parent and its subsidiaries are classified as financing activities in the condensed statements of cash flows. However, these lending activities appear to be investing activities by the entities making such loans or advances, as described in paragraphs 11-13 of ASC 230-10-45. Please explain or revise the presentation in future filings accordingly.

2. You have also told us that in future filings you will measure materiality for determining separate disclosure of intercompany balances. Please quantify for us the intercompany asset and intercompany liability balances for the two quarters of 2013 and the last three years.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief